UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 1

ACV AUCTIONS INC.

(Name of Subject Company (Issuer))

APPLE MERGER SUB, INC.

(Offeror)

A Wholly Owned Subsidiary of

COPART, INC.

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00091G104

(CUSIP Number of Class of Securities)

A. Jayson Adair

Chief Executive Officer

Copart, Inc.

14185 Dallas Parkway, Suite 300

Dallas, TX 75254

(972) 391-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Martin Korman Douglas K. Schnell Broderick K. Henry, Jr. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300	Austin March Brandon J. Middleton-Pratt Wilson Sonsini Goodrich & Rosati Professional Corporation 900 South Capital of Texas Highway Las Cimas IV, Fifth Floor Austin, TX 78746 (650) 493-9300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 17, 2026 (together with any subsequent amendments and supplements thereto, the “Schedule TO”) by Apple Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Copart, Inc., a Delaware corporation (“Parent”). The Schedule TO relates to the offer by Purchaser to acquire all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of ACV Auctions Inc., a Delaware corporation (“ACV”), for $10.50 per Share, net to the seller in cash, without interest, subject to any applicable withholding taxes, upon the terms and conditions set forth in the Offer to Purchase, dated September 17, 2026 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

All information contained in the Offer to Purchase (including Schedule I to the Offer to Purchase) and the accompanying Letter of Transmittal is expressly incorporated by reference in response to Items 1 through 9 and Item 11 of the Schedule TO and is supplemented by the information specifically provided in this Amendment. This Amendment should be read together with the Schedule TO. Capitalized terms used but not otherwise defined in this Amendment have the meanings given to such terms in the Offer to Purchase.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent that such Items incorporate by reference the information contained in the Offer to Purchase, are amended and supplemented as follows:

1.	The following is added as a new third paragraph to the subsection captioned “U.S. Antitrust” in Section 16 “Certain Legal Matters; Regulatory Approvals”:

On September 28, 2026, Copart voluntarily withdrew its Premerger Notification and Report Form under the HSR Act with respect to the Offer and the Merger in order to provide the Antitrust Division and the FTC with additional time to review the acquisition. Copart refiled its Premerger Notification and Report Form with the Antitrust Division and the FTC on September 28, 2026. The waiting period applicable to the purchase of Shares pursuant to the Offer is now expected to expire at 11:59 p.m., Eastern Time, on October 13, 2026 (15 calendar days following the filing of the Premerger Notification and Report Forms), but this period may be terminated earlier if the Antitrust Division and the FTC exercise their discretion to grant early termination, or extended if there is a Second Request.

2.	Section 16 “Certain Legal Matters; Regulatory Approvals” is amended and supplemented by adding the following to the end of such Section after the subsection captioned “Regulatory Undertakings”:

Legal Proceedings

Since the filing of the Schedule 14D-9, three purported ACV stockholders have filed complaints against ACV and the members of the ACV Board in connection with the Transactions: (i) William Ballard v. ACV Auctions Inc. et al., Index No. 655314/2026 (N.Y. Sup. Ct. N.Y. Cnty. Sept. 17, 2026) (the “Ballard Action”); (ii) Christopher Scott v. ACV Auctions Inc. et al., Index No. 655308/2026 (N.Y. Sup. Ct. N.Y. Cnty. Sept. 17, 2026) (together with the Ballard Action, the “New York Actions”); and (iii) Alan Barth v. ACV Auctions Inc. et al., Case No. 26-cv-11520 (N.D. Ill. Sept. 21, 2026) (the “Barth Action” and together with the New York Actions, the “Lawsuits”). The New York Actions were filed in the Supreme Court of New York, New York County, and the Barth Action was filed in the United States District Court for the Northern District of Illinois. The Lawsuits allege, among other claims, that the Schedule 14D-9 and/or Schedule TO omit and/or misleadingly describe material information about the Transactions in violation of New York common law or the Exchange Act. The Lawsuits seek, among other remedies, an order enjoining the consummation of the proposed Transactions. Additionally, attorneys claiming to represent several purported ACV stockholders have sent demand letters to ACV that allege similar disclosure deficiencies in the Schedule 14D-9 and/or Schedule TO (together with the Lawsuits, the “Litigation Matters”). ACV believes that the allegations contained in the Litigation Matters are without merit. However, there can be no assurances regarding the ultimate outcomes of the Litigation Matters. Moreover, it is possible that additional, similar complaints may be filed, that the Lawsuits may be amended, and/or that ACV will receive additional, similar demand letters. If this occurs, neither we nor ACV intend to announce the filing or receipt of each additional, similar complaint or demand letter or any amended complaint, unless required by law.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 29, 2026

APPLE MERGER SUB, INC.

By:	/s/ A. Jayson Adair
Name:	A. Jayson Adair
Title:	Chief Executive Officer

COPART, INC.

By:	/s/ A. Jayson Adair
Name:	A. Jayson Adair
Title:	Chief Executive Officer